SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                 J. Baker, Inc.
                                (Name of Issuer)


                        Common Stock, Par Value $0.50 Per Share
                         (Title of Class of Securities)


                                    057232100
                      (CUSIP Number of Class of Securities)


                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                           Attention: Mr. Nelson Obus
            (Name, Address and Telephone Number of Person Authorized)
                     to Receive Notices and Communications)


                                    Copy to:

                               Jesse R. Meer, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10035
                                 (212) 704-0100

                                December 19, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

Check the following box if a fee is being paid with this Statement: (  )

                              (Page 1 of 9 Pages)

SCHEDULE 13D
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CUSIP No. 057232100                                Page    2   of   9    Pages
--------------------------------------------------------------------------------


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   1   NAME OF REPORTING PERSON:  Wynnefield Partners Small Cap Value, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-3688497




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       WC    (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       DELAWARE

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            343,304
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             343,304
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       343,304 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.47%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       PN


--------------------------------------------------------------------------------

                              (Page 2 of 9 Pages)

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 057232100                                Page    3   of   9    Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       WC    (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       CAYMAN ISLANDS

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            144,900
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             144,900
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       144,900 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.04%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       CO


--------------------------------------------------------------------------------

                              (Page 3 of 9 Pages)

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 057232100                                Page    4   of   9    Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
   1 NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       WC    (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       DELAWARE

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            219,296
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             219,296
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       219,296 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.58%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       PN


--------------------------------------------------------------------------------

                              (Page 4 of 9 Pages)

Item 1.  Security and Issuer.

     This Statement relates to shares of the Common Stock, $0.50 par value per share (the "Shares"), of J. Baker, Inc., a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 555 Turnpike Street, Canton, Massachusetts 02021.

Item 2.  Identity and Background.

     (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"). Although the Partnership, the Fund and Partnership-I are each separate and distinctive entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they are sometimes referred to collectively as the "Wynnefield Group".

     Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and the Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus, Joshua Landes and Robert Melnick are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus, Mr. Landes and Mr. Melnick are citizens of the United States of America.

     The business address of Mr. Obus, Mr. Landes, and Mr. Melnick, WCM, and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, Mr. Melnick, WCM, nor any of the entities comprising the Wynnefield Group has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Wynnefield Group entities purchased their Shares, separately from each other, for the consideration shown in the following table:


                              (Page 5 of 9 Pages)

      Name                     Number of Shares         Consideration Paid
      ----                     ----------------         ------------------
      Partnership                  343,304               $2,177,940.13
      Partnership-I                219,296                1,401,584.27
      Fund                         144,900                  952,634.35


     Such Shares were paid for from the separate working capital of each entity in the Wynnefield Group, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

Item 4.  Purposes of Transaction.

     Each member of the Wynnefield Group acquired the Shares reported in Item 5 below for investment purposes. If any member of the Wynnefield Group determines that the ownership of the Issuer's securities represent an attractive investment opportunity, it reserves the right to buy additional Shares with the understanding that neither such purchases nor the exercise of its rights as a stockholder of the Issuer is intended as a "control" device with respect to the Issuer.

     Except as set forth above, no member of the Wynnefield Group has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interests in Securities of the Issuer.

     (a) As of the close of business on the date hereof, the three entities referred to as the Wynnefield Group beneficially owned a total of 707,500 Shares, the separate ownership of which is set forth in Item 3 of this Statement. Mr. Obus, Mr. Landes and Mr Melnick, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of the Shares owned by the three entities referred to as the Wynnefield Group. However, Mr. Obus, Mr. Landes and Mr. Melnick, as stated below, disclaim any beneficial ownership of such Shares. The Shares owned by the three entities referred to as the Wynnefield Group represent approximately 5.08% of the outstanding Shares of the Issuer, based on the 13,918,890 Shares


                              (Page 6 of 9 Pages)
reported as outstanding on November 1, 1997 in the Issuer's latest Quarterly Report on Form 10-Q.

     Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus, Mr. Landes and Mr. Melnick disclaim beneficial ownership of any Shares owned by the three entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

     (b) Mr. Obus, Mr. Landes and Mr. Melnick, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the three entities comprising the Wynnefield Group.

     (c) The entities in the Wynnefield Group made their separate purchases of Shares in the over-the-counter market as follows:

                                                                  Number                              Price
    Name                              Date                      of Shares                           Per Share
    ----                              ----                      ---------                           ---------
Partnership                  From February 23, 1996                                                Prices ranging between
                             through October 31, 1997            106,304                           $7.8125 and $4.1875

Partnership                  November 5, 1997                     48,000                           $7.2500

Partnership                  November 6, 1997                     54,000                            7.0521

Partnership                  November 7, 1997                      6,000                            6.6875

Partnership                  November 20, 1997                     5,800                            6.7865

Partnership                  November 26, 1997                    36,000                            7.0000

Partnership                  December 8, 1997                      9,600                            6.0000

Partnership                  December 10, 1997                     4,800                            5.7500

Partnership                  December 12, 1997                    25,200                            5.5000

Partnership                  Decenber 18, 1997                    38,000                            5,5000

Partnership                  December 19, 1997                     9,600                            5.2500


Partnership I                From February 23, 1996                                                Prices ranging between
                             through October 31, 1997             60,696                           $7.8125 and $4.1875


                              (Page 7 of 9 Pages)

                                                                  Number                              Price
    Name                              Date                      of Shares                           Per Share
    ----                              ----                      ---------                           ---------

Partnership I                From February 23, 1996                                                Prices ranging between
                             through October 31, 1997             60,696                           $7.8125 and $4.1875

Partnership I                November 5, 1997                     32,000                           $7.2500

Partnership I                November 6, 1997                     36,000                            7.0521

Partnership I                November 7, 1997                      6,000                            6.6875

Partnership I                November 20, 1997                     3,300                            6.7865

Partnership I                November 26, 1997                    24,000                            7.0000

Partnership I                December 8, 1997                      6,400                            6.0000

Partnership I                December 10, 1997                     3,200                            5.7500

Partnership I                December 12, 1997                    16,800                            5.5000

Partnership I                December 18, 1997                    26,000                            5.5000

Partnership I                December 19, 1997                     6,400                            5.2500


Fund                         From January 2, 1997 through                                          Prices ranging between
                             October 31, 1997                     29,500                           $7.8125 and $5.5025

Fund                         November 5, 1997                     25,000                           $7.2500

Fund                         November 6, 1997                     30,000                            7.0521

Fund                         November 20, 1997                     2,400                            6.7865

Fund                         November 26, 1997                    15,000                            7.0000

Fund                         December 8, 1997                      4,000                            6.0000

Fund                         December 9, 1997                     10,000                            5.7500

Fund                         December 10, 1997                     2,000                            5.7500

Fund                         December 12, 1997                     8,000                            5.5000

Fund                         December 18, 1997                    15,000                            5.5000

Fund                         December 19, 1997                     4,000                            5.2500


                              (Page 8 of 9 Pages)

     (d) Each of the entities comprising the Wynnefield Group as owners of the Shares specified in Item 3 of this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares specified in item 3 of this Statement, but only from such Shares.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither Mr. Obus, Mr. Landes, Mr. Melnick, WCM, nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: January 7, 1998
                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                           By: Wynnefield Capital Management, LLC,
                               General Partner

                           By:      S/Joshua Landes
                                    --------------------------------------
                                    Joshua Landes, Managing Member

                           WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                           By:      Wynnefield Capital, Inc.

                                    S/Joshua Landes
                                    --------------------------------------
                                    Joshua Landes, Vice President



                              (Page 9 of 9 Pages)